Eugene W. McDermott, Jr.

Partner

401.276.6471

fax 888.325.9069

emcdermott@eapdlaw.com

December 7, 2006

VIA EDGAR AND FACSIMILE (202-772-9203)

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attention:	Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Re:	American Tower Corporation

Schedule TO-I filed November 29, 2006

SEC File No. 005-55211

Dear Mr. Duchovny:

On behalf of American Tower Corporation (“American Tower” or the “Company”), we are responding to the comment provided to American Tower by the Staff (the “Staff”) of the Commission in your letter dated December 4, 2006 to Stanley Keller of this firm. For your convenience, the numbered paragraph below corresponds to the numbered paragraph in the Staff’s December 4 letter. All factual statements and information set forth below are based on information furnished to us by the Company and its representatives, which we have not independently verified.

Offer to Amend Certain Options

Summary Term Sheet – When will I receive my cash payments and amended options?, page 12

1.    As you are aware, Rule 13e-4(f)(5) requires you to pay for or return tendered options “promptly” after the termination of the offer. The cash payment to be made in exchange for certain tendered options will not be paid until “early January 2007.” Please provide your legal analysis as to how this delay in payment is consistent with Rule 13e-4(f)(5). Your discussion should address in greater detail than in the Offer to Amend the reasons for the need to delay payment until the year after amending the existing options.

Response:

As indicated in the Offer to Amend Certain Options (the “Offer to Amend”), any holder of eligible options who accepts the Company’s offer will receive, as of the business day following the expiration date of the offer, (a) an amended option as described in the Offer to Amend, with an exercise price modified in such a way that avoids unanticipated and adverse tax consequences

Securities and Exchange Commission

December 7, 2006

to the holder as a result of the application of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and (b) a Promise to Make Cash Payment (a “Promise to Pay”), which represents a contractual right to receive, in early January 2007 and without further condition, a cash payment equal to the difference between the exercise price of the amended options and the exercise price of the options as originally granted (multiplied by the number of shares underlying the options).1

As the employees of the Company are being asked to give up something of value in the offer – exchanging an option with a lower exercise price for one with a higher exercise price – the Company believes that it is important to compensate its employees for that loss, in order to preserve the compensatory benefits of the original option grants and to retain and motivate its employees. The Company believes that the employees have a legitimate expectation to receive the economic benefit of the original option grant, notwithstanding the fact that all necessary action to approve the grant may have been completed at a later date.

The Company would prefer to make this payment immediately following the expiration of the offer and acceptance of the tendered options for amendment. However, while the guidance issued to date by the Internal Revenue Service specifically permits an amendment of a discounted option’s exercise price in order to “fix” a Section 409A problem during a transitional period, it also provides that in the substitution of a new exercise price for the old, no cash can be paid to the holder in the calendar year in which the substitution is made.

Specifically, under IRS Notice 2005-1, a stock option that otherwise would be deemed to provide for a deferral of compensation (e.g., because it was granted with an exercise price at a discount from the fair market value of the underlying common stock on the grant date) would not be considered to have been “materially modified” if it was replaced with a stock option that did not contain the offending provision or characteristic, as long as the substitution occurred before December 31, 2005. See Q&A 18(d) of Notice 2005-1. Section XI.H. of the preamble to the proposed Treasury regulations under Section 409A extended the deadline for such substitutions to December 31, 2006, “but only to the extent such cancellation and reissuance does not result in the cancellation of a deferral in exchange for cash or vested property in 2006.” IRS Notice 2006-79 later extended this deadline again to December 31, 2007, “but only to the extent such cancellation and reissuance in 2007 does not result in the cancellation of a deferral in exchange for cash or vested property in 2007,” and the extension did not apply to Section 16 reporting persons of publicly reporting companies in certain instances. See Sections 3.04 and 3.07 of Notice 2006-79. The result, for American Tower’s purposes, is that option amendments in calendar year 2006 made to address the impact of Section 409A cannot involve a cash payment in the same calendar year.

[1]	As described in the Offer to Amend, the cash payment is not being made to executive officers, directors and certain other specified officers of the Company, even though those persons may participate in the offer in order to amend their eligible options and avoid the adverse tax consequences of Section 409A.

Securities and Exchange Commission

December 7, 2006

The Company acknowledges that Rule 13e-4(f)(5) under the Exchange Act requires that it either pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of the tender offer (the “prompt payment requirement”). It is the Company’s intention to pay the cash amounts due to employees under the Promises to Pay as soon as administratively feasible in January 2007, by a special payroll run. The Company’s first regular payroll payment will be Friday, January 5, 2007, and it currently expects the cash payments resulting from the offer to be made approximately three business days later, on or about Wednesday, January 10, 2007. The Company does not believe that it would be administratively feasible to include the cash payment for employees participating in the offer in the first regular payroll payment.

We note that the Promise to Pay is being delivered to participating employees the business day following the expiration of the offer, and represents a contractual right to receive the cash payment in early January 2007. We respectfully suggest that delivery of the Promise to Pay constitutes prompt payment of the offer consideration and thereby satisfies the prompt payment requirement of Rule 13e-4(f)(5). The fact that the participating employees will receive a Promise to Pay following expiration of the offer, with the actual cash payment to be made in early January 2007, has been prominently disclosed in the Offer to Amend and the related documentation.

We further note that given the timing of the offer and its scheduled expiration on December 28, 2006, the cash payment will likely be made within eight business days after the expiration date. Even if the Promise to Pay is for any reason disregarded, in this context we believe a delay of eight business days would not be inconsistent with the prompt payment requirement.

Finally, even if there were a longer period between the expiration of the offer and the payment of the cash to the employees (and even if delivery of the Promise to Pay were not considered payment of the offer consideration), we respectfully suggest that a cash payment made as soon as administratively practicable under existing regulatory restrictions would be entirely consistent with the prompt payment requirement. The SEC has in the past given no-action relief to companies that have, in a compensatory context, delayed cash payments being offered as consideration or part consideration in option tender offers. In Martha Stewart Living Omnimedia, Inc. (avail. November 7, 2003), the Staff took a no-action position under Rule 13e-4(f)(5) where the issuer offered to pay tendering option holders a “special bonus payment.” The issuer delivered a letter evidencing this right to the special bonus payment upon expiration of the offer in November 2003, but the cash payment would not be made until July 2004, and payment was conditioned on the employee’s continued employment during that eight-month period. In that case, the stated rationale behind the delay was a desire to retain employees through the payment date. In Microsoft Corporation (avail. October 15, 2003), employees who participated in an option exchange tender offer received one-third of the total cash payment for their eligible options on the earliest administratively feasible payroll date following a period of 15 trading

Securities and Exchange Commission

December 7, 2006

days after the expiration of the offer (a delay necessitated by the structure of the offer, in which the consideration was determined by reference to the stock’s trading price over that post-offer period, and under which a third party purchased the options tendered) . The employees then received the remaining two-thirds of the cash consideration on either the second anniversary or a combination of the second and third anniversaries of the offer.2

In American Tower’s case, the payment is being made in a compensatory context. As noted above, the reason for the modest delay results exclusively from regulatory reasons and Treasury Department guidance under Section 409A, and would appear to be even less potentially problematic than those circumstances noted above in which the issuer voluntarily delayed payments in order to accomplish a further employee retention objective. The delay in payment is necessitated only by the Treasury Department’s transitional rules under Section 409A described above. Without compliance with those rules, American Tower would be unable to achieve the objectives of the offer, which are to eliminate the adverse effect of Section 409A on the affected options while compensating its employees for the loss of value associated with the required option amendments.

The Staff has long recognized that employee option exchange offers do not always give rise to the concerns that the issuer tender offer rules were intended to address.3 We believe that the delivery of the Promise to Pay satisfies the prompt payment requirement, but that in any event the modest delay in payment necessitated in order to comply with the IRS requirements under Section 409A (without which the intended objectives of the tender offer could not be achieved) is entirely consistent with Rule 13e-4(f)(5).

***

[2]	See also Comcast Corporation (avail. Oct. 7, 2004), which addressed a similar program.
[3]	Cf. Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001 (addressing Rules 13e-4(f)(8)(i) and (ii)).

Securities and Exchange Commission

December 7, 2006

If you have any questions or comments relating to this response, please do not hesitate to contact the undersigned at (401) 276-6471. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Eugene W. McDermott, Jr.

Eugene W. McDermott, Jr.

Partner

cc:	James D. Taiclet

Bradley Singer

William H. Hess, Esq.

Nathaniel B. Sisitsky, Esq.

    American Tower Corporation

Stanley Keller, Esq.

    Edwards Angell Palmer & Dodge LLP